Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AdaptHealth Corp.:

We consent to the incorporation by reference in the registration statement (No. 333-236012) on Form S-8 and registration statement (No. 333-251452) on Form S-3 of AdaptHealth Corp. of our report dated March 16, 2021, except for Notes 2(a), 6, 11, 12 and 21 as to which the date is April 30, 2021 with respect to the consolidated balance sheets of AdaptHealth Corp. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity (deficit) / members’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2020 annual report on Form 10-K/A of AdaptHealth Corp.

Our report refers to a restatement of the 2020 and 2019 consolidated financial statements.

Philadelphia, Pennsylvania

April 30, 2021